SECURITIES A[...]ON
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03001560

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SEC FILE NUMBER
8 - 40956

RECEIVED FEB 20 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/02/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A.J. Pace & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1813
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 509-7800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177, Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Pace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.J. Pace & Co., Inc, as of December, 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Barbara A. Lederman

Notary Public

BARBARA A. LEDERMAN
Notary Public, State of New York
No. 4964395
Qualified in Westchester County
Commission Expires April 2, ~~19~~ 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.J. PACE & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

A.J. PACE & CO., INC.

CONTENTS

1177 Avenue of the Americas
New York, New York 10036
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
A.J. Pace & Co., Inc.

We have audited the accompanying statement of financial condition of A.J. Pace & Co., Inc. as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of A.J. Pace & Co., Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
January 28, 2003

A.J. PACE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	6,361
Receivable from clearing broker, includes clearing deposit of $150,000		712,503
Due from related party		18,500
Office equipment and leasehold improvements, less accumulated depreciation and amortization of $50,488		237,048
Other assets		94,939
	$	1,069,351
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	20,305
Due to related party		14,867
Accrued profit sharing plan contribution		40,000
Total liabilities		75,172
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value authorized 200 shares, issued and outstanding 100 shares		50,000
Additional paid-in capital		1,399,700
Accumulated deficit		(455,521)
Total stockholder's equity		994,179
	$	1,069,351

See accompanying notes to financial statements.

1. Nature of business

A.J. Pace & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operation consists primarily of agency commission transactions.

2. Summary of significant accounting policies

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade-date basis.

Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the declining balance method over an estimated useful life of five to seven years for equipment and straight line over the life of the lease for leasehold improvements.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the federal and state tax on corporate income and receives the benefit of corporate loss. The Company is treated as a "C" corporation for New York City income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Office equipment and leasehold improvements

Details of property and equipment and leasehold improvements at December 31, 2002 are as follows:

Office equipment	$	121,015
Leasehold improvements		166,521
		287,536
Less accumulated depreciation and amortization		50,488
	$	237,048

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $640,000, which was approximately $590,000 in excess of its minimum requirement of $50,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

The Company conducts business with its clearing broker. The receivable from clearing broker reflected on the statement of financial condition are the amounts due from this broker.

7. Related party transactions

Due from related party of $18,500 is due from a company in which the Company's stockholder is the General Partner.

Due to related party of $14,867 is due to a company in which the Company's stockholder is a member.

8. *Commitments*

The Company is obligated under a new office lease which expires in July 2012. The lease provides for the Company to pay for property tax and operating expense increases over base period amounts. In lieu of a cash security deposit, the Company has set up an open letter of credit for $66,000.

Year Ending December 31,	
2003	$ 137,900
2004	137,900
2005	137,900
2006	137,900
2007	139,540
Thereafter	650,100
	$ 1,341,240

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $150,000.

9. Subsequent event

On January 2, 2003, the Company purchased certain assets of Pace Capital Holdings, LLC, a related party, in exchange for assuming all of its liabilities. The liabilities exceeded the assets transferred to the Company, therefore there was no consideration given to Pace Capital Holdings, LLC. The acquisition of the assets and liabilities of Pace Capital Holdings, LLC will be accounted for as a merger of entities under common control and will be recorded in a manner similar to a pooling of interests.